

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2011

Via E-mail
Mr. José Antonio Guaraldi Félix
Chief Executive Officer
Net Serviços de Comunicação S.A.
Rua Verbo Divino, 1356
São Paulo-SP-04719-002
Brazil

      Re: **Net Serviços de Comunicação S.A.**
              Form 20-F for Fiscal Year Ended December 31, 2010
              Filed June 30, 2011
              File No. 0-28860

Dear Mr. Félix:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Terry French for

                    Larry Spirgel
                    Assistant Director